Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

May 26, 2023

VIA EDGAR

Ms. Melissa McDonough
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

        Re:    Global X Funds
            File No. 811-22209

Dear Ms. McDonough:

This letter responds to the April 26, 2023 telephonic comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff”) on the Global X Funds’ (the “Registrant”) Form N-CSR for the fiscal year ended October 31, 2022 (Accession Nos. 0001135428-23-000013, 0001135428-23-000016, 0001135428-23-000018, 0001135428-23-000019 and 0001135428-23-000021) related to the Registrant’s various series (the “Funds”).

1.Comment: With respect to the Global X Russell 2000 Covered Call ETF, the Staff notes that footnote (2) to the Financial Highlights states that the column titled “Ratio of Expenses to Average Net Assets (%)” includes fees charged by the fund custodian that were reimbursed by the custodian to the fund subsequent to the reporting period. Please indicate the terms of the reimbursement agreement and explain whether this reimbursement should be reflected as such on the Statements of Operations and in the expense table included in the fund’s prospectus.

Response: The Registrant notes that the Global X Russell 2000 Covered Call ETF’s custodian failed to deliver cash from the fund’s collateral account to the fund’s main account, which resulted in the mistaken charge of an overdraft fee in the main account for certain of the funds pursuing options-based strategies. Therefore, the reimbursement from the custodian was a one-time occurrence and is not pursuant to any contractual reimbursement agreement. Because the reimbursement was not received and accounted for in the fund NAV until after the reporting period, the reimbursement was not included in the Statement of Operations for the period in question.

2.Comment: With respect to the footnote to the Financial Highlights that notes that per share amounts have been adjusted for a 1 for 3 reverse share split on December 19, 2022, such footnote references Note 11 to the Financial Statements. In addition, the corresponding footnote in the Statements of Changes in Net Assets and in the Statements of Operations also reference Note 11 to the Financial Statements. The Staff believes that the footnote should reference Note 10 to the Financial Statements.

Response: The Registrant confirms that the footnote should have referenced Note 10 to the Financial Statements and the Registrant will ensure that this is rectified on a going forward basis.

3.Comment: The Staff notes that footnote (2) to the Statements of Changes in Net Assets included on page 367 does not have a cross-reference. Please clarify what this footnote is referencing. Please note this issue is present for the Statements of Changes in Net Assets for each of the Global X S&P 500® Tail Risk ETF and the Global X S&P 500® Risk Managed Income ETF. In addition, the Staff notes that footnote (1) to the Statements of Changes in Net Assets for each of the Global X Nasdaq 100® Covered Call & Growth ETF and the Global X S&P 500® Covered Call & Growth ETF seems to be missing the corresponding tick mark as well.

Response: The Registrant notes that these footnotes were inadvertently included and will ensure to correct this on a going forward basis.

4.Comment: With respect to the Statements of Operations for the Global X Lithium & Battery Tech ETF included on page 349, the Staff notes that this fund included a tax expense line item. Please describe in correspondence what this line item represents in light of the fact that the Staff did not see a description in the Notes to the Financial Statements with an explanation of this expense.

Response: The Registrant notes that the tax expense line item is attributable to the 2021 excise tax for not distributing at least 98% of the ordinary income for the calendar year. On a going forward basis, the Registrant confirms that it will include a description of any material tax expense line item in the Notes to the Financial Statements.

5.Comment: With respect to the Global X Silver Miners ETF, the Global X Gold Explorers ETF, the Global X Copper Miners ETF and the Global X Uranium ETF, the Staff notes that the value of the collateral of each fund’s positions in repurchase agreements is less than 102%. Please explain in correspondence whether these agreements were appropriately collateralized.

Response: In reviewing the Staff’s comment and coordinating with the fund’s custodian, the Registrant can confirm that the value of the collateral underlying each repurchase agreement was equal to at least 102% of the repurchase agreement as of the reporting period date and therefore appropriately collateralized. The total value of the collateral for repurchase agreements used for the presentation in the Registrant’s annual shareholder reports for the fiscal year ended October 31, 2023 differed by an immaterial amount from the total value of the collateral as of such day, as a result of a transcription error. The Registrant will ensure that this is corrected on a going forward basis.

6.Comment: With respect to the Global X Uranium ETF and the Global X Russell 2000 Covered Call & Growth ETF, please confirm that funds investing in other funds have disclosed distributions of realized gains by other investment companies, if any, separately pursuant to Regulation S-X 6.07(7)(b).

Response: The Registrant confirms that there were no distributions of realized gains by other investment companies for each of the Global X Uranium ETF and the Global X Russell 2000 Covered Call & Growth ETF.

7.Comment: With respect to the Global X Uranium ETF, the Staff notes that the fund has a 9.8% holding in an unaffiliated exchange-traded fund. Note 3 in the Notes to the Financial Statements states that under the Supervision and Administration Agreement, the fund bears acquired fund fees and expenses. Please describe in correspondence if the acquired fund fees and expense disclosure in the prospectus is appropriate in light of Item 3, Instruction 3(f)(i) of Form N-1A.

Response: The Registrant notes that the Global X Uranium ETF was invested in the Sprott Physical Uranium Trust, which is not a registered investment company as defined under the Investment Company Act of 1940, as amended. The Sprott Physical Uranium Trust is a Canadian based trust and therefore, the Registrant does not believe that it would be defined as an Acquired Fund pursuant to Form N-1A. The Registrant will update the Schedule of Investments on a going forward basis to revise the heading "Exchange Traded Fund" in response to the comment.

8. Comment: With respect to the Global X Blockchain & Bitcoin Strategy ETF, it is unclear if the supervision and administration fee is calculated on the average daily net assets inclusive of subsidiary assets or if those are covered by a separate agreement and computed separately. If these are covered by a separate agreement, please indicate where these expenses are included in the Consolidated Statement of Operations in the financial statements. Please describe in correspondence how the supervision and administration agreement works and if the values are appropriately disclosed in the financial statements.

Response: The supervision and administration fee for the Global X Blockchain & Bitcoin Strategy ETF is calculated using the average daily net assets inclusive of the assets of its subsidiary by virtue of the subsidiary constituting a portion of the Global X Blockchain & Bitcoin Strategy ETF’s assets. The Investment Advisory and Management Agreement between the subsidiary and the Adviser notes that the Adviser shall not be entitled to advisory fees from the subsidiary for its services for so long as the Adviser, or any affiliated person of the Adviser, serves as investment adviser to the Global X

Blockchain & Bitcoin Strategy ETF and receives a fee for such services based on the consolidated assets of the Global X Blockchain & Bitcoin Strategy ETF and the subsidiary.

9. Comment: With respect to the Global X Blockchain & Bitcoin Strategy ETF and Note 3 to the Financial Statements titled “RELATED PARTIES AND SERVICE PROVIDER TRANSACTIONS”, the second and third paragraphs seem to be contradictory. The second paragraph notes that the fund bears acquired fund fees however, the third paragraph notes that the Adviser bears the costs for acquired fund fees and expenses associated with affiliated investment companies. Please provide an explanation.

Response: The Registrant notes that the Supervision and Administration Agreement for the Global X Blockchain & Bitcoin Strategy ETF provides that the Adviser bears the cost of acquired fund fees and expenses associated with investment in affiliated investment companies. The Registrant will revise the disclosure on a going forward basis to note that the Global X Blockchain & Bitcoin Strategy ETF only bears the cost of acquired fund fees and expenses for investments in unaffiliated investment companies.

10. Comment: With respect to the Global X Blockchain & Bitcoin Strategy ETF, in the section titled “Consolidated Notes to Financial Statements” on page 16, the monthly average cost of futures contracts should reflect the average notional value of futures contract pursuant and ASC 815-10-50-1A.

Response: The Registrant notes that the data shown with respect to the monthly average cost of futures contracts does represent the notional value of such futures contracts. The Registrant will update the lead-in sentence to such table on a going forward basis to read as follows: “For the period ended October 31, [X], the notional value of the futures contracts held by the Fund were as follows:”.

Please do not hesitate to contact me at (646) 716-3239 if you have any further questions.

                        Respectfully submitted,

                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.

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